May 27, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Kathleen Collins, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Re:	Grid Dynamics Holdings, Inc. Form 10-Q for the Quarterly Period Ended March 31, 2020 Filed May 11, 2020 File No 001-38685

Ladies and Gentlemen:

Grid Dynamics Holdings, Inc. (the “Company”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 19, 2020, relating to the Company’s Form 10-Q for the quarterly period ended March 31, 2020 filed with the Commission on May 11, 2020 (the “Form 10-Q”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Form 10-Q for the Quarterly Period Ended March 31, 2020

Item 4. Controls and Procedures; Evaluation of Disclosure Controls and Procedures, page 25

1.	Please explain to us how you determined that your disclosure controls and procedures (DCP) were effective, particularly considering you have identified an unremediated material weakness related to lack of sufficient resources with appropriate depth and experience to interpret complex accounting guidance and prepare financial statements and related disclosures in accordance with GAAP. In this regard, DCPs often include those components of internal control over financial reporting (ICFR) which provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP. While we acknowledge that you have not yet been required to conduct an evaluation of ICFR, please tell us how you determined that the material weakness you identified would not be considered a component of ICFR that is also included in disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238 available on our website at: https://www.sec.gov/rules/final/33-8238.htm#iid.

RESPONSE TO COMMENT 1:

The Company respectfully advises the Staff that it has determined to revise the disclosure in Item 4 to read as follows and to file an amendment to the Form 10-Q with the revised disclosure:

Securities and Exchange Commission

May 27, 2020

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We previously disclosed a material weakness in our internal control over financial reporting that remains unremediated. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Grid Dynamics’ financial statements will not be prevented or detected on a timely basis. Subsequent to the original issuance of the private company financial statements for the year ended December 31, 2018, we identified balances that were accounted for or presented incorrectly under GAAP relating to stock-based compensation, and the presentation of retention bonuses and depreciation on the consolidated statement of income and comprehensive income.

The material weakness identified was a lack of sufficient resources with appropriate depth and experience to interpret complex accounting guidance and prepare financial statements and related disclosures in accordance with GAAP.

Grid Dynamics was not required to perform an evaluation of internal control over financial reporting as of December 31, 2019, 2018, and 2017 in accordance with the provisions of the Sarbanes-Oxley Act as it was then a private company. Had such an evaluation been performed, additional control deficiencies may have been identified by Grid Dynamics’ management, and those control deficiencies could have also represented one or more material weaknesses.

An evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and Exchange Act Rules 15d-15(e)) as of March 31, 2020. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of such date because of the material weakness.

Grid Dynamics has taken steps to enhance its internal control environment, including hiring a new Chief Financial Officer in December 2019, hiring a Global Controller, and initiating a search to hire additional qualified accounting and financial reporting personnel. Additionally, Grid Dynamics is implementing a new ERP system, which it believes will enhance its internal control over financial reporting. Once all key hires in the finance function are in place, Grid Dynamics also plans to take additional steps to remediate the material weakness by integrating them into its process of implementing and enhancing key controls over financial reporting and conducting technical accounting training of key financial and accounting staff members involved in preparation and review of financial reporting and interpretation of technical accounting guidance. Although Grid Dynamics plans to complete this remediation process as quickly as possible, Grid Dynamics cannot at this time estimate how long it will take.

Grid Dynamics has discussed the matters above with its Audit Committee, including the evaluation of disclosure controls and procedures, the material weakness, and the steps it is taking to remediate the material weakness.

Internal Control Over Financial Reporting

Our management, including the CEO and CFO, confirmed there were no changes in our internal control over financial reporting during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our CEO and CFO, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Securities and Exchange Commission

May 27, 2020

Please contact the undersigned if you have any questions with respect to this response. Thank you for your assistance.

Very truly yours,

Grid Dynamics Holdings, Inc.

/s/ Anil Doradla
Anil Doradla
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Leonard Livschitz

Grid Dynamics Holdings, Inc.

Katharine A. Martin

Richard C. Blake

Wilson Sonsini Goodrich & Rosati, P.C.

Rimma Tabakh

Grant Thornton LLP